Exhibit 99.1

Set forth below is a list of each executive officer of Platinum Equity, LLC, including the name, citizenship and present principal occupation of each individual.

Executive Officers

Name	Citizenship	Present Principal Occupation
Tom Gores	United States	Chairman and Chief Executive Officer
Jacob Kotzubei	United States	Co-President
Louis Samson	United States	Co-President
Mary Ann Sigler	United States	Executive Vice President, Chief Financial Officer and Treasurer